

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Amed Hazel
Manager
LB 1 LLC
818 Natchez Valley Trace
Grayson, GA 30017

> **Re: LB 1 LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed June 15, 2020**
> **File No. 024-11147**

Dear Mr. Hazel:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29. 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed June 15, 2020

General

1.   We note your revised disclosure on page 6 that the notes pay quarterly interest. Additionally we note the five percent penalty if a note holder requests early repayment. It appears that your secured promissory note states that interest is due and will be paid in full on maturity and does not reference a five percent penalty for prepayments. Please reconcile your disclosure on page 6 with your secured promissory note. In this regard, please add a risk factor that discusses the five percent penalty if a note holder requests early repayment.

2.   We note the disclosure on page 23 that because of your reputation as a company that has the "ability to close (complete deals)" many local institutions seek Amed and Rochelle when looking to liquidate assets for cash. It appears that your sponsors have previous experience with other programs that have invested primarily in real estate. Please provide narrative disclosure of your prior performance. For example, please provide disclosure related to compensation and prior performance in accordance with Guide 5, as applicable. Please refer to Release No. 33-6900 (June 17, 1991) and Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

3.   We note your response to comment 1 and that you will not change interest rates. Please revise the cover page to include the table of interest rates based on the investment amount and duration.

You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction